# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bumble Inc., CIK 0001830043
CUSIP: 12047B105
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001404073
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, (202) 636-5500; William R. Golden III, Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, (202) 636-5500

## Reporting persons
- BX Buzz ML-1 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-2 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-3 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,025,363; shared voting power 0; sole dispositive power 2,025,363; shared dispositive power 0; aggregate amount beneficially owned 2,025,363 (1.6% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-4 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-5 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-6 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,871; shared voting power 0; sole dispositive power 147,871; shared dispositive power 0; aggregate amount beneficially owned 147,871 (0.1% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-7 Holdco L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,291; shared voting power 0; sole dispositive power 32,291; shared dispositive power 0; aggregate amount beneficially owned 32,291 (0.02% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-1 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-3 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,025,363; shared voting power 0; sole dispositive power 2,025,363; shared dispositive power 0; aggregate amount beneficially owned 2,025,363 (1.6% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-4 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-5 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-6 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,871; shared voting power 0; sole dispositive power 147,871; shared dispositive power 0; aggregate amount beneficially owned 147,871 (0.1% of the class); the aggregate amount excludes certain shares
- BX Buzz ML-7 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,291; shared voting power 0; sole dispositive power 32,291; shared dispositive power 0; aggregate amount beneficially owned 32,291 (0.02% of the class); the aggregate amount excludes certain shares
- Blackstone Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Fund-FD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,871; shared voting power 0; sole dispositive power 147,871; shared dispositive power 0; aggregate amount beneficially owned 147,871 (0.1% of the class); the aggregate amount excludes certain shares
- Blackstone Family Investment Partnership-Growth ESC L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,291; shared voting power 0; sole dispositive power 32,291; shared dispositive power 0; aggregate amount beneficially owned 32,291 (0.02% of the class); the aggregate amount excludes certain shares
- BCP Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- BTO Buzz Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- BXG Buzz Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- BSOF Buzz Aggregator L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,025,363; shared voting power 0; sole dispositive power 2,025,363; shared dispositive power 0; aggregate amount beneficially owned 2,025,363 (1.6% of the class); the aggregate amount excludes certain shares
- BTO Holdings Manager-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- BTOA-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 16,394,804; shared voting power 0; sole dispositive power 16,394,804; shared dispositive power 0; aggregate amount beneficially owned 16,394,804 (12.7% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates III-NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,871; shared voting power 0; sole dispositive power 147,871; shared dispositive power 0; aggregate amount beneficially owned 147,871 (0.1% of the class); the aggregate amount excludes certain shares
- BTO DE GP-NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 147,871; shared voting power 0; sole dispositive power 147,871; shared dispositive power 0; aggregate amount beneficially owned 147,871 (0.1% of the class); the aggregate amount excludes certain shares
- BXG Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,291; shared voting power 0; sole dispositive power 32,291; shared dispositive power 0; aggregate amount beneficially owned 32,291 (0.02% of the class); the aggregate amount excludes certain shares
- BXG Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- Blackstone Growth Associates L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- BXGA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 906,717; shared voting power 0; sole dispositive power 906,717; shared dispositive power 0; aggregate amount beneficially owned 906,717 (0.7% of the class); the aggregate amount excludes certain shares
- Blackstone Strategic Opportunity Associates L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,025,363; shared voting power 0; sole dispositive power 2,025,363; shared dispositive power 0; aggregate amount beneficially owned 2,025,363 (1.6% of the class); the aggregate amount excludes certain shares
- BCP VII Holdings Manager - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- Blackstone Management Associates VII NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- BMA VII NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 12,475,943; shared voting power 0; sole dispositive power 12,475,943; shared dispositive power 0; aggregate amount beneficially owned 12,475,943 (9.6% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 31,982,989; shared voting power 0; sole dispositive power 31,982,989; shared dispositive power 0; aggregate amount beneficially owned 31,982,989 (24.7% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 31,982,989; shared voting power 0; sole dispositive power 31,982,989; shared dispositive power 0; aggregate amount beneficially owned 31,982,989 (24.7% of the class); the aggregate amount excludes certain shares
- BTO Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- Blackstone Tactical Opportunities Associates L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- BTOA L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III L.P. (CIK 0001404073): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,404,511; shared voting power 0; sole dispositive power 5,404,511; shared dispositive power 0; aggregate amount beneficially owned 5,404,511 (4.2% of the class); the aggregate amount excludes certain shares
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,387,500; shared voting power 0; sole dispositive power 37,387,500; shared dispositive power 0; aggregate amount beneficially owned 37,387,500 (28.9% of the class); the aggregate amount excludes certain shares
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,387,500; shared voting power 0; sole dispositive power 37,387,500; shared dispositive power 0; aggregate amount beneficially owned 37,387,500 (28.9% of the class); the aggregate amount excludes certain shares
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,387,500; shared voting power 0; sole dispositive power 37,387,500; shared dispositive power 0; aggregate amount beneficially owned 37,387,500 (28.9% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Bumble Inc.
Address of issuer's principal executive offices: 1105 West 41st Street, Austin, Texas (TX), 78756
Comment: This Amendment No. 9 ("Amendment No. 9") to Schedule 13D relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Bumble Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 26, 2021, as amended by Amendment No. 1 to the Schedule 13D filed on April 28, 2021, Amendment No. 2 to the Schedule 13D filed on June 25, 2021, Amendment No. 3 to the Schedule 13D filed on September 15, 2021, Amendment No. 4 to the Schedule 13D filed on March 8, 2023, Amendment No. 5 to the Schedule 13D filed on December 5, 2023, Amendment No. 6 to the Schedule 13D filed on March 5, 2024, Amendment No. 7 to the Schedule 13D filed on August 15, 2025 and Amendment No. 8 to the Schedule 13D filed on November 5, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On November 26, 2025, BX Buzz ML-1 Holdco L.P., BX Buzz ML-2 Holdco L.P., BX Buzz ML-3 Holdco L.P., BX Buzz ML-4 Holdco L.P., BX Buzz ML-5 Holdco L.P., BX Buzz ML-6 Holdco L.P. and BX Buzz ML-7 Holdco L.P. (each a "Stockholder") entered into averaging share forward transactions (the "Forward Transactions") with UBS AG, London Branch (the "Dealer") with respect to all of the 37,387,500 shares of Class A Common Stock beneficially owned by the Stockholders in the aggregate pursuant to separate master confirmations (the "Master Confirmations") and related supplemental confirmations (each Master Confirmation, together with the related supplemental confirmation thereunder, a "Confirmation") between each Stockholder and Dealer. The Confirmations provide for the Stockholders to sell and deliver up to a specified number of shares of Class A Common Stock to the Dealer at a price determined at the end of the calculation period based on the volume weighted average price of transactions in the Class A Common Stock in the United States, weighted and adjusted as provided in the Confirmations. The number of shares to be delivered by a Stockholder under its respective Forward Transaction will be based on the Dealer's hedging sales over the calculation period. The Dealer's hedging sales will be subject to certain price and volume parameters. Each Stockholder will settle a portion of its respective Forward Transaction on a quarterly basis by delivery of shares promptly following the end of each quarterly calculation period. The maturity date for the Forward Transactions is scheduled to occur in the first half of 2027, subject to an early termination right of each Stockholder. The maximum number of shares that could be delivered under any Forward Transaction in any quarterly period will be limited to the lesser of (i) 7,477,500 shares and (ii) the number of shares that could be sold under Rule 144 under the Securities Act of 1933, as amended.

The shares to be delivered pursuant to the Forward Transactions are currently pledged in respect of the previously disclosed Margin Loan Facility. At the beginning of each quarterly period, the Stockholders will pledge the shares expected to be sold under the Forward Transactions during such quarterly period to Dealer. Pursuant to the terms of the Confirmations, prior to the start of the first quarterly period on December 29, 2025, the Stockholders will enter into an amendment to the Margin Loan Agreement and a pledge and control agreement to pledge such shares to the Dealer to secure its obligations under the Forward Transactions, along with certain other documentation. Each Stockholder will retain voting rights in the pledged shares during the term of the pledge agreement.

The foregoing description of the Forward Transactions set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Master Confirmation which has been filed as Exhibit M hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 112,738,975 shares of Class A Common Stock outstanding as of October 31, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer on November 7, 2025 plus the 16,566,115 Common Units converted into shares of Class A Common Stock by the Reporting Persons in connection with the transactions disclosed in Amendment No. 8 filed with the SEC on November 5, 2025.

As of the date hereof, (i) BX Buzz ML-1 Holdco L.P. directly holds 906,717 shares of Class A Common Stock, (ii) BX Buzz ML-2 Holdco L.P. directly holds 12,475,943 shares of Class A Common Stock, (iii) BX Buzz ML-3 Holdco L.P. directly holds 2,025,363 shares of Class A Common Stock, (iv) BX Buzz ML-4 Holdco L.P. directly holds 5,404,511 shares of Class A Common Stock, (v) BX Buzz ML-5 Holdco L.P. directly holds 16,394,804 shares of Class A Common Stock, (vi) BX Buzz ML-6 Holdco L.P. directly holds 147,871 shares of Class A Common Stock, and (vii) BX Buzz ML-7 Holdco L.P. directly holds 32,291 shares of Class A Common Stock.

In general, each share of Class A Common Stock entitles its holder to one vote on all matters on which Issuer stockholders are entitled to vote generally. Shares of Class B Common Stock had no economic rights but each share generally entitled each holder, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which Issuer stockholders are entitled to vote generally. Holders of shares of Class B Common Stock vote together with holders of Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Notwithstanding the foregoing, unless they elect otherwise, each of the Blackstone Funds is entitled to outsized voting rights as follows: until the High Vote Termination Date, each share of Class A Common Stock held by them entitles such person to ten votes. "High Vote Termination Date" means the earlier to occur of (i) seven years from the closing of the Issuer's initial public offering and (ii) the date the parties to the Stockholders Agreement cease to own in the aggregate 7.5% of the outstanding shares of Class A Common Stock, assuming exchange of all Common Units.

BX Buzz ML-1 GP LLC is the general partner of BX Buzz ML-1 Holdco L.P. BX Buzz ML-2 GP LLC is the general partner of BX Buzz ML-2 Holdco L.P. BX Buzz ML-3 GP LLC is the general partner of BX Buzz ML-3 Holdco L.P. BX Buzz ML-4 GP LLC is the general partner of BX Buzz ML-4 Holdco L.P. BX Buzz ML-5 GP LLC is the general partner of BX Buzz ML-5 Holdco L.P. BX Buzz ML-6 GP LLC is the general partner of BX Buzz ML-6 Holdco L.P. BX Buzz ML-7 GP LLC is the general partner of BX Buzz ML-7 Holdco L.P.

BXG Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-1 Holdco L.P. and the sole member of BX Buzz ML-1 GP LLC. BCP Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-2 Holdco L.P. and the sole member of BX Buzz ML-2 GP LLC. BSOF Buzz Aggregator LLC is the sole limited partner of BX Buzz ML-3 Holdco L.P. and the sole member of BX Buzz ML-3 GP LLC. BTO Buzz Holdings II L.P. is the sole limited partner of BX Buzz ML-4 Holdco L.P. and the sole member of BX Buzz ML-4 GP LLC. Blackstone Buzz Holdings L.P. is the sole limited partner of BX Buzz ML-5 Holdco L.P. and the sole member of BX Buzz ML-5 GP LLC. Blackstone Tactical Opportunities Fund - FD L.P. is the sole limited partner of BX Buzz ML-6 Holdco L.P. and the sole member of BX Buzz ML-6 GP LLC. Blackstone Family Investment Partnership Growth - ESC L.P. is the sole limited partner of BX Buzz ML-7 Holdco L.P. and the sole member of BX Buzz ML-7 GP LLC.

BTO Holdings Manager-NQ L.L.C. is the general partner of Blackstone Buzz Holdings L.P. Blackstone Tactical Opportunities Associates-NQ L.L.C. is the managing member of BTO Holdings Manager-NQ L.L.C. BTOA-NQ L.L.C. is the sole member of Blackstone Tactical Opportunities Associates-NQ L.L.C. Blackstone Tactical Opportunities Associates III-NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund-FD L.P. BTO DE GP-NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III-NQ L.P.

BXG Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership-Growth ESC L.P. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

BXG Holdings Manager L.L.C. is the general partner of BXG Buzz Holdings L.P. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P.

Blackstone Strategic Opportunity Associates L.L.C. is the managing member of BSOF Buzz Aggregator L.L.C. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Opportunity Associates L.L.C.

BCP VII Holdings Manager-NQ L.L.C. is the general partner of BCP Buzz Holdings L.P. Blackstone Management Associates VII NQ L.L.C. is the managing member of BCP VII Holdings Manager-NQ L.L.C. BMA VII NQ L.L.C. is the managing member of Blackstone Management Associates VII NQ L.L.C.

Blackstone Holdings II L.P. is the managing member of each of BTOA-NQ L.L.C., BTO DE GP-NQ L.L.C., BXGA L.L.C., and BMA VII NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BTO Holdings Manager L.L.C. is the general partner of BTO Buzz Holdings II L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the managing member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached to Amendment No. 7.

By virtue of the Stockholders Agreement, the Reporting Persons and Whitney Wolfe Herd and her affiliates are deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Ms. Wolfe Herd and her affiliates file a separate Schedule 13D to report the Class A Common Stock that they may be deemed to beneficially own. Based in part on information provided by the Issuer, collectively, the Reporting Persons and Ms. Wolfe Herd and her affiliates may be deemed to beneficially own in the aggregate 59,317,826 shares of Class A Common Stock, representing 39.1% of the Class A Common Stock (which does not include any shares related to Incentive Units of Buzz Holdings L.P. as no Common Units would be deliverable if Ms. Wolfe Herd were to exercise such units as of the date hereof (assuming the $3.5737 volume-weighted average price of the Class A Common Stock on November 25, 2025)).
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 9, none of the Reporting Persons has effected any transaction in shares of Class A Common Stock since the filing of Amendment No. 8.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.
The disclosure under caption "Margin Loan Facility" in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

As of November 26, 2025, a total of 37,387,500 shares of Class A Common Stock are currently pledged. As of November 26, 2025, the outstanding principal loan amount under the Margin Loan Agreements is approximately $79,342,629.68.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Signatures

Exhibit M Form of Master Confirmation

## Signatures
- BX Buzz ML-1 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-2 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-3 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-4 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-5 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-6 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-7 Holdco L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-1 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-2 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-3 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-4 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-5 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-6 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- BX Buzz ML-7 GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (12/01/2025)
- Blackstone Buzz Holdings L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Tactical Opportunities Fund-FD L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Family Investment Partnership-Growth ESC L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- BCP Buzz Holdings L.P.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (12/01/2025)
- BTO Buzz Holdings II L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BXG Buzz Holdings L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- BSOF Buzz Aggregator L.L.C.: /s/ Stephen O'Connor, Stephen O'Connor, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BTO Holdings Manager-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Tactical Opportunities Associates-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BTOA-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Tactical Opportunities Associates III-NQ L.P.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BTO DE GP-NQ L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BXG Side-by-Side GP L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- BXG Holdings Manager L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- Blackstone Growth Associates L.P.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- BXGA L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Financial Officer, See Exhibit 99.1 (12/01/2025)
- Blackstone Strategic Opportunity Associates L.L.C.: /s/ Stephen O'Connor, Stephen O'Connor, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BCP VII Holdings Manager - NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (12/01/2025)
- Blackstone Management Associates VII NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (12/01/2025)
- BMA VII NQ L.L.C.: /s/ Christopher Striano, Christopher Striano, Chief Operating Officer of Global Finance, See Exhibit 99.1 (12/01/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director -Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- BTO Holdings Manager L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Tactical Opportunities Associates L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- BTOA L.L.C.: /s/ Christopher J. James, Christopher J. James, Authorized Person, See Exhibit 99.1 (12/01/2025)
- Blackstone Holdings III L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Blackstone Holdings III GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (12/01/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (12/01/2025)